United States Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           Pawnbrokers Exchange, Inc.
                           --------------------------
                 (Name of Small Business Issuer in its charter)

              Utah                                        84-1421481
              ----                                        ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

       158 South State Street
        Salt Lake City, Utah                                 84111
        --------------------                                 -----
(Address of principal executive offices)                   (Zip Code)

Issuer's telephone number, (801) 238-0111

Securities to be registered under Section 12(b) of the Act:

        Title of each class                     Name of each exchange on which
        to be so registered                     each class is to be registered

              None
              ----                                    ----------------

Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of class)

Item 1.   Description of Business.

     (a)  Business Development.

     Pawnbrokers Exchange, Inc. (the "Company" or "PEI"), a development-stage company, was organized under the laws of the State of Utah on July 9, 1997. The Company is engaged in the pawn brokerage business, including, generally, the following: (1) the lending of money on the security of pledged property and (2) the retail sale of (i) merchandise forfeited upon default in the payment of collateralized loans and (ii) new merchandise. The Company's executive offices are located at 158 South State Street, Salt Lake City, Utah 84111, the location of its sole pawnshop as of the date hereof, and its telephone and facsimile numbers are (801) 238-0111 and (801) 532-0325, respectively.

     On July 9, 1997, the Company raised a total of $50,020 from the sale of an aggregate of 2,000,000 shares of common stock, no par value per share (the "Common Stock"), to the four executive officers and/or directors of PEI, including Mr. Michael Vardakis, President, Mr. Terry S. Pantelakis, Vice President, Mr. Angelo Vardakis, Secretary/Treasurer, and Mr. Vincent C. Lombardi, Director of Marketing and Shareholder Relations, and directors, of the Company. Messrs. Michael Vardakis, Lombardi, Pantelakis and Angelo Vardakis paid cash in the amounts of $27,820 (approximately $.02 per share), $20,000 (approximately $.07 per share), $1,200 (approximately $.02 per share) and $1,000 ($.02 per share), respectively, in consideration for the purchase of 1,600,000 shares, 300,000 shares, 50,000 shares, and 50,000 shares, of Common Stock of the Company, respectively. The 1,600,000 shares, 300,000 shares, 50,000 shares, and 50,000 shares, of Common Stock owned of record and beneficially by Messrs. Michael Vardakis, Lombardi, Pantelakis and Angelo Vardakis, respectively, represent approximately 74.5%, approximately 14%, approximately 2.3% and approximately 2.3%, respectively, of the aggregate 2,149,000 shares of the Company's Common Stock outstanding as of the date hereof. The sales of shares to these four individuals were made in reliance upon the exemptions from registration with the U.S. Securities and Exchange Commission (the "Commission") provided by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and with the Utah Division of Securities (the "Division") under Section 61-1-14(2)(q) of the Utah Uniform Securities Act, as amended (the "Utah Act").

     The Company received gross proceeds in the amount of $149,000 from the sale of a total of 149,000 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock of PEI as of the date hereof, to forty-six persons in an offering conducted during the period from July 7, 1998, through April 29, 1999, pursuant to the exemption from registration with the Commission under Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder and via registration by qualification with the Division under Section 61-1-10 of the Utah Act and Rule 164-10-2 thereunder.

     See (b) "Business of the Issuer" immediately below for a description of the Company's current operations and future proposed activities.

     (b)  Business of Issuer.

General

     The services of a pawnshop provide the approximately 15% of the adult population of the United States, which has poor credit or lacks credit and cannot obtain loans from banks or other lending institutions, with access to cash without the scrutiny of a credit check and the delay in time associated with the loan approval process. Thus, PEI and numerous other pawn brokerage businesses fill a void in consumer lending services unsatisfied by the general banking system. The Company engages in all aspects of the pawn brokerage business, including, generally, the making of short-term loans secured by pledged collateral and the buying and selling of previously-owned and new merchandise.

     The loan, or pawn, aspect of the Company's business involves the lending of money on a short-term basis on the security of pledged property. The Company charges a pawn service fee on each loan that is typically calculated as a percentage of the amount of the loan and, accordingly, is based on the size of the loan. The pawn service charge per month on each loan that exceeds $40.00 is 15% of the amount of the loan. This rate permits the Company to realize gross profit margins of approximately 150% and be competitive in the Salt Lake City, Utah, metropolitan area. Management may reduce the pawn service fees charged by PEI at any given time in order to increase the Company's competitiveness. The Company charges a minimum monthly service fee of $5.00 on each pawn that is equivalent to, or less than, the sum of $40.00. As of December 31, 1998, and 1999, PEI had aggregate pawns receivable, or outstanding loans, in the amounts of $22,711 and $28,014, respectively. The Company's experience has been that approximately 40% of its pawns receivable will not be collected. The Company's sales for the years ended December 31, 1998, and December 31, 1999, included approximately $15,200 and approximately $30,600 of income from service charges collected on pawns, respectively.

     Each pawn receivable, or outstanding loan, is collateralized by property of the debtor that has a higher value than the amount of the loan. Pledged merchandise generally consists of jewelry, firearms, tools, television sets, stereo systems, musical instruments and other miscellaneous property. Upon default in the payment of a loan obligation, the Company converts the collateral to inventory that can be sold for a price in excess of the amount of the loan. The bulk of the merchandise marketed and sold by PEI from time-to-time is obtained as a result of the forfeiture of personal property by debtors who have defaulted in the payment of their loans. The balance of the merchandise is comprised of goods purchased by PEI from customers who do not wish to pledge the goods as collateral for a loan and, in addition, new merchandise. Management's policy is to purchase only merchandise that it believes to be undervalued and able to be sold quickly in a retail transaction. As of December 31, 1998, and 1999, the Company had inventory, consisting of items for sale in the normal course of business valued at the lower of cost (first-in, first-out basis) or market, of $44,901 and $60,349, respectively. At December 31, 1999, approximately 25% and 75% of the Company's inventory was new and used, respectively, with much of the used inventory consisting of collateral converted to inventory when debtors defaulted on their pawns. The Company's sales for the years ended December 31, 1998, and December 31, 1999, included income of approximately $100,197 and approximately $129,946 from retail sales of merchandise, respectively.

     The Company operates one pawnshop located at its executive offices at 158 South State Street, Salt Lake City, Utah 84111. These offices are leased from an affiliated Utah limited liability company of which Mr. Michael Vardakis, the President and a director of the Company, is a 50%-owner. Management plans in the future to expand the Company's operations to include as many as four additional pawnshops within the Salt Lake City, Utah, metropolitan area. However, the implementation of these plans is dependent upon PEI's ability to raise additional capital from equity and/or debt financing and/or achieve profitable operations. Depending upon the Company's financial position in the future, its long-range plans include expansion to various geographic areas in the western and central United States lacking sufficient pawn brokerage services. The Company may also expand through the acquisition of existing pawnshops; however, no negotiations to acquire any existing businesses are underway at this time.

     Because of the nature of the pawn brokerage business, the Company cannot anticipate the total amount of loans it will have outstanding at any given time. Because of this, among other things, the Company has, since its inception, experienced periods characterized by the receipt of revenue from pawn service charges and retail sales insufficient in amount to satisfy its ongoing expenses. As of December 31, 1999, the Company had a working capital deficit of $(18,814) and an accumulated deficit of $(177,147). The Company realized a net loss from operations of $(71,232) for the year ended December 31, 1999. Accordingly, while the Company's independent auditors have presented its financial statements on the basis that PEI is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time, they have indicated that the Company has a substantial need for working capital. This working capital is expected to be provided by loans from management so as to enable PEI to continue as a going concern in the event that the Company fails in its efforts to raise additional funding through equity and/or debt financing.

     The pawn brokerage industry is seasonal, with the greatest number of retail sales occurring during the holidays and decreasing immediately thereafter. Additionally, demand for the Company's products and services fluctuates based upon changes in general economic conditions, including, among others, inflation, unemployment and interest rates.

Marketing

     The Company's target market is the approximately 15% of the adult population of the United States that has poor credit or lacks credit, and cannot obtain loans from banks or other lending institutions. Accordingly, PEI, together with numerous other pawn brokerage businesses, fills a void in consumer lending services unsatisfied by the general banking system. The services of a pawnshop provide this segment of the adult population with access to cash without the scrutiny of a credit check and the delay in time associated with the loan approval process.

     The principal method by which PEI currently generates, and in the future intends to generate, business is by locating its pawnshop(s) in high traffic areas. This is the reason for the selection of 158 South State Street, Salt Lake City, Utah 84111, as the site for the Company's first and sole existing pawnshop. Management believes that this location is advantageous because, as a direct result of the selection of the site, the Company has realized a significant portion of its sales from "walk-in" business. Additionally, the Company generates, and proposes to generate, business through multi-media advertising on the radio and television, currently, and on the Internet in the near future. While the Company has no web site on the Internet presently, management estimates the cost of developing a site to be less than $2,000. The Company's expenses for advertising increased from $8,356, representing approximately 6% of PEI's total expenses, to $20,390, representing approximately 12% of total expenses, for the years ended December 31, 1998, and 1999, respectively. Management believes that an additional marketing tool is the Company's policy of offering customers a greater loan value than its competitors; that is, making a larger loan to a customer for a given item pledged by the customer as collateral. To date, the Company has not achieved profitability or generated sales needed to fund growth as a result of management's strategy of locating the Company's first pawnshop in a high traffic area and allocating approximately 10% of the monthly budget for advertising.

Competition

     The pawn brokerage industry is intensely competitive and, because of the lucrative nature of the business, is growing at a rapid rate and becoming ever increasingly competitive. The business is characterized by a large number of independent owner/operators, some of whom own and operate multiple retail locations. Accordingly, the Company is in competition with pawn brokerage businesses of all sizes that have their central offices located both within and without the State of Utah and other financial institutions, such as consumer finance companies, that lend money on both a secured, and unsecured, basis. The Company's principal competitor, however, is Cash America, a company with assets in excess of $325 million that operates over 380 pawnshops worldwide. As part of its marketing strategy, PEI will endeavor to establish any additional retail locations in geographic areas where Cash America has no presence.

     Management hopes, to the extent practicable, to minimize the Company's weaknesses, including, among others, its undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and a limited customer base and market recognition through two principal strategies: (1) the location of pawnshop(s) in high traffic areas so as to obtain significant "walk-in" business and (2) offering customers a greater loan value than its competitors. The Company may also reduce its monthly pawn service charge (currently 15% of any loan amount in excess of $40.00) in order to increase PEI's competitiveness. Nevertheless, the Company expects that its opportunities may be limited by its financial resources and other assets. In this regard, many of the companies and other organizations, such as Cash America, with which PEI will be in competition are established and many such entities have far greater financial resources, substantially greater experience and larger staffs than the Company. Additionally, many of such organizations have proven operating histories, which the Company lacks. Therefore, these companies are in a better position than PEI to compete for the business of individuals that have poor credit or lack credit. Additionally, many corporations engaged in the pawn brokerage business have recently completed securities offerings, which have provided them with the necessary capital to limit competition through expansion and offer more favorable credit terms. The Company has experienced, and expects to continue to face, strong competition from both well-established companies and small independent companies like itself. There can be no assurance that the Company will be successful in raising additional capital and/or realizing profits from operations so as to enable PEI to acquire existing pawnshops or otherwise establish pawnshops in addition to the Company's existing location. In addition, the Company's operations may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition.

Regulation

     Certain aspects of the pawn brokerage business are subject to regulation by local government agencies. The Company has obtained all permits, including a municipal pawnbroker's license and a retail sales tax license, necessary in order to operate its business. Each state has different regulatory policies with regard to the interest rate that may be charged in a pawn transaction. Interest charged on loans typically ranges from 18% to 720% annually, as permitted by state regulatory policies.

Employees

     As of the date hereof, the Company has four part-time employees, including Mr. Michael Vardakis, President, Mr. Terry S. Pantelakis, Vice President, Mr. Angelo Vardakis, Secretary/Treasurer, and Mr. Vincent C. Lombardi, Director of Marketing and Shareholder Relations, respectively, and directors, of PEI, and three full-time employees, including one manager and two salespersons. Messrs. Michael Vardakis, Pantelakis, Angelo Vardakis and Lombardi are responsible for, among other things, management, refurbishing (preparing inventory for resale), sales and shareholder relations, respectively. No cash compensation has been awarded to, earned by or paid to Messrs. Michael Vardakis, Pantelakis, Angelo Vardakis or Lombardi for all services rendered in all capacities to the Company since PEI's inception on July 9, 1997. However, it is presently proposed that these individuals receive salaries in modest amounts to be determined by the Board of Directors in July 2000. On July 9, 1997, Messrs. Michael Vardakis, Angelo Vardakis, Lombardi and Pantelakis received 1,600,000 shares, 50,000 shares, 300,000 shares, and 50,000 shares, of Common Stock of the Company, respectively, in consideration for $27,820, $1,000, $20,000 and $1,200 in cash paid by each said individual, respectively. None of the Company's employees is represented by a labor union. The Company has never had a strike or lockout and considers its employee relations to be good.

     It is anticipated that at such time, if ever, as the Company's financial position permits, assuming that the Company is successful in raising additional funds through equity and/or debt financing and/or generating a sufficient level of revenue from operations, the executive officers and/or directors of PEI will receive reasonable salaries and other appropriate compensation, such as bonuses, coverage under medical and/or life insurance benefits plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of the Company and may receive fees for their attendance at meetings of the Board of Directors. Additionally, if financing permits, the Company intends to establish up to four additional locations in the Salt Lake City, Utah, metropolitan area with approximately five employees, including a manager, an individual in charge of refurbishing, a controller/accountant and two salespersons to transact pawns, at each location. (See Item 6. "Executive Compensation" and Item 7. "Certain Relationships and Related Transactions.")

Item 2.   Management's Discussion and Analysis or Plan of Operation.

Plan of Operation
-----------------

     Since its inception, the Company has operated one pawnshop in Salt Lake City, Utah, which has generated limited sales and a net loss. For the years ended December 31, 1998, and December 31, 1999, the Company had total sales of $115,397 and $160,546, respectively, and a net loss of $(67,874) and $(71,232), respectively ($(.03) per share). The Company's income from service charges collected on pawns increased for the years ended December 31, 1998, and December 31, 1999, from approximately $15,200 to approximately $30,600, respectively. The Company's income from retail sales of merchandise increased from approximately $100,197 to approximately $129,946 for the years ended December 31, 1998, and December 31, 1999, respectively. General and administrative expenses increased from $140,138 to $170,833 for the years ended December 31, 1998, and December 31, 1999, as a result of increases in expenditures for advertising (approximately 144%) and payroll and payroll taxes (approximately 54%), primarily. Interest on loans from related parties decreased by approximately 39% during the year ended December 31, 1999, as compared to interest on loans paid to affiliates during the year ended December 31, 1998.

     While management has plans to open up to an additional four pawnshops in the Salt Lake City, Utah, metropolitan area and, over the long-term, to expand the Company's operations to various geographic areas in the western and central United States lacking sufficient pawn brokerage services, the implementation of these plans is dependent upon PEI's ability to raise additional capital from equity and/or debt financing and/or achieve profitable operations. The Company may also expand through the acquisition of existing pawnshops; however, management has not targeted any existing businesses for acquisition as of the date hereof. Based upon the Company's performance to date, management believes that sales, comprised of pawn service charges and retail merchandise sales, will not be sufficient to finance all future activities and that it will be necessary to raise additional funds through equity and/or debt financing. Although management intends to explore all available alternatives for debt and/or equity financing, including, but not limited to, private and public securities offerings, there can be no assurances that the Company will be able to generate additional capital for expansion and/or other purposes. In the event that only limited additional financing is received, PEI expects its opportunities in the pawn brokerage business to be limited with regard to the establishment of additional retail locations and increasing sales at the Company's sole existing pawnshop in the Salt Lake City, Utah, metropolitan area. Further, even if the Company succeeds in obtaining the level of funding necessary to increase sales at its present location through the expenditure of additional funds for

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marketing, advertising and/or promotion and/or open additional pawnshops, this will not ensure that the Company will be able to realize a profit from operations.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

     As of December 31, 1998 and 1999, the Company had total assets of $115,671 and $125,553, respectively, which included total current assets of $76,410 and $92,541, respectively, and property and equipment, less depreciation, of $39,261 and $33,039, respectively. The Company's current assets consisted, primarily, of inventory, including items for sale in the normal course of business valued at the lower of cost (first-in, first-out basis) or market, of $44,901 and $60,349 as of December 31, 1998, and December 31, 1999, respectively, and pawns receivable of $22,711 and $28,014, respectively. At December 31, 1999, approximately 25% and 75% of the Company's inventory was new and used, respectively, with much of the used inventory consisting of collateral converted to inventory when debtors defaulted on their pawns. Historically, PEI has been unable to collect approximately 40% of its pawns receivable.

     The Company had total current liabilities of $84,192 and $111,328 and a working capital deficit of $(7,782) and $(18,814) as of December 31, 1998, and December 31, 1999, respectively. The Company has experienced working capital shortages from time-to-time since its inception on July 9, 1997, and management expects such working capital shortages to continue for the foreseeable future. While PEI's independent auditors have presented the Company's financial statements on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time, they have noted that PEI has a substantial need for working capital. Should the Company's efforts to raise additional capital through equity and/or debt financing fail, management and other related parties are expected to provide the necessary working capital so as to permit the Company to continue as a going concern. Since the Company's organization, it has received a total of $199,020 in cash contributed as consideration for the issuance of shares of Common Stock, $50,020 of which amount was received by PEI from its executive officers and directors.

Item 3.   Description of Property.

     The Company's executive offices and pawnshop are located at 158 South State Street, Salt Lake City, Utah 84111. The facility, a storefront location comprised of 3,500 square feet of useable space, is leased from M.N.V. Holdings, LLC ("MNV Holdings"), an affiliated Utah limited liability company owned 50% by Mr. Michael Vardakis, the President and a director of the Company, pursuant to a triple net lease at a rental rate of $3,000 per month. During the year ended December 31, 1999, the amount of $36,000 was paid or accrued and, during the years ended December 31, 1997, and 1998, the amounts of $18,000 and $36,000, respectively, were paid, to M.N.V. Holdings for rent under the terms and conditions of the lease. The term of the lease, which commenced on June 19, 1997, and terminated on June 19, 1999, has been renewed for an additional two years through June 19, 2001. The space is expected to be adequate to meet PEI's foreseeable future needs at the South State Street location. However, while the Company plans to establish pawnshops in up to four additional locations in the Salt Lake City, Utah, metropolitan area, these plans have not yet been, and may never be, implemented. The Company's telephone and facsimile numbers are (801) 238-0111 and (801) 532-0325, respectively. (See Item 7. "Certain Relationships and Related Transactions."

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of March 20, 2000, by each shareholder known by the Company to be the beneficial owner of more than five per cent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Under the General Rules and Regulations of the Commission,

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a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                               Shares                Percentage
                                            Beneficially                 of
     Beneficial Owner                         Owned (1)               Class (1)
     ----------------                         ---------               ---------

Michael Vardakis (2)(3)                       1,600,000                 74.45%
47 East 400 South
Salt Lake City, Utah  84111

Vincent C. Lombardi (3)                         300,000                 13.96%
755 East Greg Street, Suite #25
Sparks, Nevada  89431

Terry S. Pantelakis (2)(3)                       50,000                  2.33%
350 South State Street
Salt Lake City, Utah  84111

Angelo Vardakis (2)(3)                           50,000                  2.33%
350 South State Street
Salt Lake City, Utah  84111

All executive officers and directors          2,000,000                 93.07%
as a group (four persons)
------------------

     (1) Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 2,149,000 shares of the Company's Common Stock outstanding as of March 20, 2000.

     (2) Executive officer of the Company.

     (3) Member of the Board of Directors of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below is the name, age, position with the Company and business experience of the executive officers, directors and key employees of the Company.

      Name                   Age                     Position
      ----                   ---                     --------

Michael Vardakis*            35            President and Director

Terry S. Pantelakis*         59            Vice President and Director

Angelo Vardakis*             30            Secretary, Treasurer and Director

Vincent C. Lombardi*         34            Director of Marketing and Shareholder
                                           Relations and Director
------------------

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

     *May be deemed to be a "promoter" and "parent" of the Company, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     Directors hold office until the next annual meeting of the Company's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The executive officers and directors of the Company are expected to devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors.

Family Relationships

     Mr. Michael Vardakis, the President and a director of the Company, and Mr. Angelo Vardakis, the Secretary, the Treasurer and a director of PEI, are brothers. Mr. Terry S. Pantelakis, the Vice President and a director of the Company, is Mr. Michael Vardakis' father-in-law.

Business Experience

     Michael Vardakis has served as the President and a director of the Company since its organization on July 9, 1997. Since 1991, he has been employed as a salesman, and served as the Secretary, for AAA Jewelry & Loan, Inc. ("AAA Jewelry & Loan"), Salt Lake City, Utah, a closely-held pawn brokerage business managed and co-owned by Mr. Terry S. Pantelakis, the Vice President and a director of the Company and Mr. Vardakis' father-in-law. Since 1994, Mr. Vardakis has served as an executive officer, a director and a controlling shareholder of Michael Angelo Jewelers, Inc. ("Michael Angelo Jewelers"), Salt Lake City, Utah, a closely-held retail jewelry business that he founded together with Mr. Angelo Vardakis, his brother and the Secretary/Treasurer and a director of the Company. He has been a manager and a 50%-owner of M.N.V. Holdings, LLC, Salt Lake City, Utah, a real estate holding company from which the Company rents office space for its executive offices and pawnshop, since August 1996. Since November 1997, Mr. Vardakis has been a manager and a member of M.H.A., LLC, Salt Lake City, Utah, a closely-held investment company co-owned together with his brother, Mr. Angelo Vardakis, among others. Since June 1996, Mr. Vardakis has served as a director and a controlling shareholder of TMV Holdings, Inc. ("TMV Holdings"), Sparks, Nevada, an investment company that he co-owns with Mr. Lombardi, a director of PEI and the President and a director of TMV Holdings. He has been a manager and a member of two Salt Lake City, Utah, real estate holding companies, V Financial, LLC, and BNO, LLC, since December 1999 and January 1997, respectively. He attended the University of Utah, Salt Lake City, Utah, from 1983 through 1984.

     Terry S. Pantelakis has served as the Vice President and a director of the Company since its inception on July 9, 1997. He has served, since 1992, as the President, a director and a controlling shareholder of AAA Jewelry & Loan, a closely-held, Salt Lake City, Utah, pawn brokerage business founded by him; which company employs Messrs. Michael and Angelo Vardakis, the President and Secretary/Treasurer, respectively, of the Company, as salespersons. Since 1995, Mr. Pantelakis has served as an executive officer and a director of Vis Viva Corp., a publicly-held company engaged in the communications business. He attended the University of Utah, Salt Lake City, Utah, for a period of two years from 1958 through 1959.

     Angelo Vardakis has served as the Secretary/Treasurer and a director of the Company since its inception on July 9, 1997. He has been employed as a salesman by AAA Jewelry & Loan, a Salt Lake City, Utah, pawn brokerage business co-owned and managed by Mr. Pantelakis, the Vice President and a director of PEI and the father-in-law of his brother, Mr. Michael Vardakis, the President and a director of the Company. Since 1994, Mr. Vardakis has served as an executive officer, a director and a controlling shareholder of Michael Angelo Jewelers, the closely-held, Salt Lake City, Utah, jewelry business founded by him and his brother, Mr. Michael Vardakis. He has been a manager and a member of M.H.A., LLC, a closely-held, Salt Lake City, Utah, investment company, since November 1997. Mr. Vardakis has served as the Vice President of Vis Viva Corp., a publicly-held communications company, since July 1999.

     Vincent C. Lombardi has served as a director and held the position of Director of Marketing and Shareholder Relations of the Company since its organization on July 9, 1997. In February 1998, he founded Lombardi Research Foundation, Inc., a Sparks, Nevada, company engaged in medical research of which he is the sole owner, the President and a director. Since November 1993, Mr. Lombardi has served as the President, a director and a controlling shareholder of Casa Bella Holdings, Inc. ("Casa Bella Holdings"), a Nevada business consulting firm that he founded. He has served, since June 1996, as the President, a director and a controlling shareholder of TMV Holdings, Sparks, Nevada, a closely-held investment company of which Mr. Michael Vardakis, the President and an approximate 75% shareholder of the Company, serves as a director and controlling shareholder. He served, from 1992 through 1994, as the President of Borgen Internationell of Stockholm, a business consulting firm. Mr. Lombardi received a B.S. degree in science from Sierra Nevada College in 1995.

Item 6.   Executive Compensation

Executive Compensation

     No cash compensation has been awarded to, earned by or paid to Mr. Michael Vardakis, President, Mr. Terry S. Pantelakis, Vice President, Mr. Angelo Vardakis, Secretary/Treasurer, and Mr. Vincent C. Lombardi, Director of Marketing and Shareholder Relations, respectively, and directors of PEI, for all services rendered in all capacities to the Company since PEI's inception on July 9, 1997. It is anticipated that, until July 2000 when the Board of Directors is expected to authorize the payment of modest salaries to Messrs. Michael Vardakis, Pantelakis, Angelo Vardakis and Lombardi, the executive officers and/or directors of PEI will not receive any compensation in any form for services to the Company in the capacities of executive officers and/or directors. On July 9, 1997, the Company issued and sold 1,600,000 shares, 50,000 shares, 300,000 shares, and 50,000 shares (a total of 2,000,000 shares), of Common Stock to Messrs. Michael Vardakis, Angelo Vardakis, Lombardi and Pantelakis, respectively, in consideration for cash paid in the amounts of $27,820, $1,000, $20,000 and $1,200, respectively (a total of $50,020). None of the executive officers and/or directors holds options to purchase any of the Company's securities. The executive officers and/or directors plan to devote only such time to the affairs of PEI that is deemed necessary. (See Item 7. "Certain Relationships and Related Transactions.")

     The Company does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. In the future, PEI may offer stock options to employees, including members of management and others; however, no such options have been granted as of the date hereof. It is possible that in the future the Company may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with the Company's operations, Company automobiles and life and health insurance, for its executive officers and directors, but none has yet been granted. The provisions of such plans and benefits will be at the discretion of PEI's Board of Directors.

Compensation of Directors

     Directors of PEI receive no compensation pursuant to any standard arrangement for their services as directors.

Item 7.   Certain Relationships and Related Transactions.

     On July 9, 1997, the Company issued and sold 1,600,000 shares, 300,000 shares, 50,000 shares, and 50,000 shares, of Common Stock (a total of 2,000,000 shares) to Messrs. Michael Vardakis, Vincent C. Lombardi, Terry S. Pantelakis and Angelo Vardakis, respectively, in consideration for the payment by each individual of cash in the amount of $27,820 (approximately $.02 per share), $20,000 (approximately $.07 per share), $1,200 (approximately $.02 per share) and $1,000 ($.02 per share), respectively (a total of $50,020). Each of the foregoing individuals serves as a director of PEI and each said individual, except Mr. Lombardi, is an executive officer of the Company. Mr. Lombardi is a key employee of the Company employed in the position of Director of Marketing and Shareholder Relations. The 1,600,000 shares, 300,000 shares, 50,000 shares, and 50,000 shares, of the Company's Common Stock owned of record and beneficially by Messrs. Michael Vardakis, Lombardi, Pantelakis and Angelo Vardakis, respectively, represent approximately 74.5%, approximately 14%, approximately 2.3% and approximately 2.3%, respectively, of the aggregate 2,149,000 shares of the Company's Common Stock outstanding as of the date hereof.

     The Company's executive offices and pawn shop are located at 158 South State Street, Salt Lake City, Utah 84111. The facility, a storefront location comprised of approximately 3,500 useable square feet, is leased from M.N.V. Holdings, LLC, a limited liability company 50%-owned by Mr. Michael Vardakis, the President, a director and an approximate 75%-shareholder of PEI, pursuant to a triple net lease at a rental rate of $3,000 per month. The term of the lease, which commenced on June 19, 1997, and terminated on June 19, 1999, has been renewed for an additional two years through June 19, 2001. During the Company's fiscal year ended December 31, 1999, the amount of $36,000 was paid or accrued, and during the fiscal years ended December 31, 1997, and 1998, the amounts of $18,000 and $36,000 were paid, to M.N.V. Holdings for rent under the terms of the lease. The Company believes that the terms of the lease are comparable to those that could have been obtained from an unaffiliated third party for comparable office space in the Salt Lake City, Utah, area.

     On November 15, 1997, the Company borrowed the sums of $50,000 and $15,000 from Michael Angelo Jewelers, Inc., and Casa Bella Holdings, Inc., respectively, two corporations affiliated with the Company because of the positions of Messrs. Michael Vardakis and Vincent C. Lombardi as executive officers, directors and controlling shareholders of Michael Angelo Jewelers and Casa Bella Holdings, respectively, pursuant to demand promissory notes bearing interest at the rate of 24% per annum. On April 27, 1998, and July 16, 1998, PEI borrowed an additional $12,000 and $15,000 from Michael Angelo Jewelers and Casa Bella Holdings, respectively; which amounts, together with the original indebtedness, are evidenced by those certain demand Amended Promissory Notes in the principal amounts of $62,000 and $30,000, dated July 16, 1998, and April 27, 1998, respectively, payable to Michael Angelo Jewelers and Casa Bella Holdings, as the holders, respectively, bearing interest at the rate of 24% per annum. The principal balance of the Amended Promissory Note held by Michael Angelo
Jewelers was reduced to $12,000 as of December 31, 1999. On May 6, 1998, PEI borrowed the sum of $10,000 from M.N.V. Holdings, LLC. The loan is evidenced by that certain demand Promissory Note dated May 6, 1998, in the principal amount of $10,000, bearing interest at the rate of 24% per annum. The Company paid $1,000 in interest to M.N.V. Holdings during its fiscal year ended December 31, 1998, and interest on the loans from all three affiliated lenders in the aggregate amounts of $15,250, $14,000 and $4,500 was accrued during the fiscal years ended December 31, 1999, 1998, and 1997, respectively.

Item 8.   Description of Securities.

Description of Capital Stock
----------------------------

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, no par value per share.

Description of Common Stock
---------------------------

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, and if, declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is OTC Stock Transfer, Inc., 231 East 2100 South, Salt Lake City, Utah 84115.


                                     Part II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Shareholder Matters.

     (a)  Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on July 9, 1997.

     (b)  Holders.

     As of March 20, 2000, the Company had fifty shareholders of record of its 2,149,000 issued and outstanding shares of Common Stock, no par value per share.

     (c)  Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.   Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject that are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3.   Changes in and Disagreements with Accountants.

     Smith & Company, a Professional Corporation of Certified Public Accountants ("Smith & Company"), 10 West 100 South, Suite 700, Salt Lake City, Utah 84101-1554, has reported upon the Company's Balance Sheets as of December 31, 1999, and 1998, and the related Statements of Operations, Changes in Shareholders' Equity and Cash Flows for the years ended December 31, 1999, and 1998, and for the period from inception (July 9, 1997) to December 31, 1999, and has been appointed as the Company's independent accountant for the fiscal year ending December 31, 2000. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Smith & Company through the date hereof.

Item 4.   Recent Sales of Unregistered Securities.

     On July 9, 1997, the Company issued and sold 1,600,000 shares, 300,000 shares, 50,000 shares, and 50,000 shares, of Common Stock, no par value per share (a total of 2,000,000 shares), to Messrs. Michael Vardakis, Vincent C. Lombardi, Terry S. Pantelakis and Angelo Vardakis, respectively, in consideration for cash paid by each individual in the amount of $27,820 (approximately $.02 per share), $20,000 (approximately $.07 per share), $1,200 (approximately $.02 per share) and $1,000 ($.02 per share), respectively (a total of $50,020). Each of the foregoing individuals serves as a director, and each said individual, except Mr. Lombardi, is an executive officer, of the Company; i.e., Messrs. Michael Vardakis, Pantelakis and Angelo Vardakis serve as President, Vice President and Secretary/Treasurer, respectively. Mr. Lombardi is a key employee employed by PEI in the position of Director of Marketing and Shareholder Relations. The 1,600,000 shares, 300,000 shares, 50,000 shares, and 50,000 shares, of the Company's Common Stock owned of record and beneficially by Messrs. Michael Vardakis, Lombardi, Pantelakis and Angelo Vardakis, respectively, represent approximately 74.5%, approximately 14%, approximately 2.3% and approximately 2.3%, respectively, of the aggregate 2,149,000 shares of the Company's Common Stock outstanding as of the date hereof. The Company relied, in connection with the sales of the shares, upon the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, and Section 61-1-14(2)(q) of the Utah Uniform Securities Act, as amended. The Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that Messrs. Michael Vardakis, Lombardi, Pantelakis and Angelo Vardakis were directors, executive officers and/or controlling shareholders of PEI at the time of the sales, to make the exemptions available. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

     During the period from July 7, 1998, through April 29, 1999, the Company issued and sold an aggregate of 149,000 shares of Common Stock to a total of forty-six persons, forty-five of which are residents of the State of Utah and one of which is a non-United States resident, for cash consideration totaling $149,000. The sales were made by the Company in reliance upon the exemption from registration with the U.S. Securities and Exchange Commission provided under
Section 3(b) of the 1933 Act and Rule 504 of Regulation D promulgated thereunder and via registration by qualification with the Utah Division of Securities under
Section 61-1-10 of the Utah Act and Rule 164-10-2 thereunder. The Company's Form U-7 Disclosure Document became effective with the Division on April 30, 1998. No underwriter was employed in connection with the offering and sale of the shares.

The facts relied upon by the Company to make the Federal exemption available include, among others, the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the 1933 Act; (ii) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission; (iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning the Investment Company Act of 1940, as amended; or
(c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Item 5.   Indemnification of Directors and Officers.

     Article VIII of the Company's Bylaws contains provisions providing for the indemnification of directors and officers of the Company as follows:

     Section 8.1 Indemnification. No officer or director shall be personally liable for any obligations arising out of any acts or conduct of said officer or director performed for or on behalf of the Corporation by reason of his/her office. The Corporation shall and does hereby indemnify and hold harmless each person and his/her heirs and administrators who shall serve at any time hereafter as a director or officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his/her having heretofore or hereafter been a director or officer of the Corporation, or by reason of any action alleged to have been heretofore or hereafter taken or omitted to have been taken by him/her as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him/her in connection with any such claim or liability; including power to defend such person from all suits as provided for under the provisions of the Utah Business Corporation Act; provided, however that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his/her own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.

     Section 8.2 Other Indemnification. The indemnification herein provided shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his/her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 8.3 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Corporation, or is or was serving at the request of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him/her and incurred by him/her in any capacity, or arising out of his/her status as such, whether or not the Corporation would have the power to indemnify him/her against liability under the provisions of this Article VIII or of the Utah Business Corporation Act.

     Section 8.4 Settlement by Corporation. The right of any person to be indemnified shall be subject always to the right of the Corporation by its Board of Directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Corporation by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

     The Company has no agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of his or her capacity or status as an officer and/or director.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                    PART F/S

     The Financial Statements of Pawnbrokers Exchange, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

Item 1.   Index to Exhibits.

Item
Number                             Description
------                             -----------

3.1*      Articles of Incorporation of Pawnbrokers Exchange, Inc., filed July 9,
          1997.

3.2* Amended and Restated Articles of Incorporation of Pawnbrokers Exchange, Inc., filed August 14, 1997.

3.3*      Bylaws of Pawnbrokers Exchange, Inc.

10.1* Lease agreement dated June 19, 1997, between Pawnbrokers Exchange, Inc., and M.N.V. Holdings, LLC.

10.2* Amended Promissory Note dated April 27, 1998, in the principal amount of $30,000 payable by Pawnbrokers Exchange, Inc., to Casa Bella Holdings, Inc.

10.3* Promissory Note dated May 6, 1998, in the principal amount of $10,000 payable by Pawnbrokers Exchange, Inc., to M.N.V. Holdings, LLC.

10.4* Amended Promissory Note dated July 16, 1998, in the principal amount of $62,000 payable by Pawnbrokers Exchange, Inc., to Michael Angelo Jewelers, Inc.

10.5* Amended Promissory Note dated May 5, 1999, in the principal amount of $10,000 payable by Pawnbrokers Exchange, Inc., to Brian Armstrong.

------------------

     *Filed herewith.

Item 2.   Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PAWNBROKERS EXCHANGE, INC.
                                          (Registrant)




Date: March 21, 2000                      By: /s/ Michael Vardakis
                                          ------------------------
                                          Michael Vardakis, President

                                    CONTENTS

                                                                          PAGE

INDEPENDENT AUDITOR'S REPORT.............................................. F-2

BALANCE SHEETS............................................................ F-3

STATEMENTS OF OPERATIONS.................................................. F-4

STATEMENTS OF CHANGES IN  SHAREHOLDERS' EQUITY............................ F-5

STATEMENTS OF CASH FLOWS.................................................. F-6

NOTES TO FINANCIAL STATEMENTS............................................. F-7

                                     Smith
                                       &
                                    Company

           A Professional Corporation of Certified Public Accountants


                          INDEPENDENT AUDITOR'S REPORT

Officers and Directors
Pawnbrokers Exchange, Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheets of Pawnbrokers Exchange, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1999 and 1998, and for the period of July 9, 1997 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pawnbrokers Exchange, Inc. (a development stage company) as of December 31, 1999 and 1998, and the results of its operations, shareholders' equity, and cash flows for the years ended December 31, 1999 and 1998, and for the period of July 9, 1997 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has an accumulated deficit of $177,147 at December 31, 1999. The Company has suffered losses from operations and has a substantial need for working capital. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 7 to the financial statements. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.


                                                    /s/ Smith & Company
                                                    -------------------
                                                    Smith & Company
                                                    CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
January 26, 2000


         10 West 100 South, Suite 700 * Salt Lake City, Utah 84101-1554
              Telephone: (801) 575-8297 * Facsimile: (801) 575-8306
                       E-mail: smith&co@smithandcocpa.com
           Members: American Institute of Certified Public Accountants
                Utah Association of Certified Public Accountants


                              PAWNBROKERS EXCHANGE, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                                   BALANCE SHEETS


ASSETS
                                                                    December 31,
                                                              ----------------------
                                                                 1999         1998
                                                              ---------    ---------
CURRENT ASSETS
   Cash                                                       $   4,151    $   8,798
   Pawns receivable (Note 1)                                     28,014       22,711
   Inventory (Note 1)                                            60,349       44,901
                                                              ---------    ---------

                              TOTAL CURRENT ASSETS               92,514       76,410

   Property & equipment (Note 1)                                 33,039       39,261
                                                              ---------    ---------

                                                              $ 125,553    $ 115,671
                                                              =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                           $   7,640    $   5,876
   Accrued expenses                                               7,838        4,946
   Loan Payable (Note 8)                                         10,000            0
   Accrued expenses - related parties (Note 9)                   33,750       21,270
   Franchise tax payable                                            100          100
   Loans payable - related parties (Note 9)                      52,000       52,000
                                                              ---------    ---------

                         TOTAL CURRENT LIABILITIES              111,328       84,192
                                                              ---------    ---------

                                 TOTAL LIABILITIES              111,328       84,192

SHAREHOLDERS' EQUITY

   Common stock no par value, 50,000,000 shares authorized;
     2,149,000 shares issued (2,095,300 in 1998)                191,372      137,394
   Deficit accumulated during development stage                (177,147)    (105,915)
                                                              ---------    ---------

                        TOTAL SHAREHOLDERS' EQUITY               14,225       31,479
                                                              ---------    ---------

                                                              $ 125,553    $ 115,671
                                                              =========    =========

See Notes to the Financial Statements.

                                         F-3

                                  PAWNBROKERS EXCHANGE, INC.
                                 (A DEVELOPMENT STAGE COMPANY)
                                   STATEMENTS OF OPERATIONS


                                                                                     Period
                                                                                      from
                                                            Year Ended               7/9/97
                                                            December 31,            (Date of
                                                     --------------------------   inception) to
                                                         1999           1998         12/31/99
                                                     -----------    -----------    -----------
Sales                                                $   160,546    $   115,397    $   276,953
Cost of Sales                                             60,845         43,033        104,692
                                                     -----------    -----------    -----------
                                      GROSS PROFIT        99,701         72,364        172,261

Expenses:
   General and Administrative expenses:
     Advertising                                          20,390          8,356         29,346
     Bank charges                                            641            614          1,789
     Depreciation                                          7,922          7,397         15,884
     Insurance                                             1,091          1,580          2,671
     Interest - related parties                           12,480         20,470         34,750
     Miscellaneous overhead                                5,260          2,403          8,664
     Office supplies                                       4,937          6,684         15,001
     Outside services                                      7,147          3,686         15,951
     Payroll and payroll taxes                            65,149         42,274        107,423
     Property taxes                                        3,783            354          7,234
     Rent - related party                                 36,000         36,000         90,000
     Repairs                                               1,080          5,173          9,375
     Utilities                                             4,953          5,147         11,020
                                                     -----------    -----------    -----------

                                                         170,833        140,138        349,108
                                                     -----------    -----------    -----------

                        (LOSS) BEFORE INCOME TAXES       (71,132)       (67,774)      (176,847)

                        PROVISION FOR INCOME TAXES           100            100            300
                                                     -----------    -----------    -----------

                                   NET (LOSS)        $   (71,232)   $   (67,874)   $  (177,147)
                                                     ===========    ===========    ===========

(LOSS) PER COMMON SHARE
   Net (loss) per weighted average common
     share outstanding                               $      (.03)   $      (.03)
                                                     ===========    ===========

   Weighted average number of common
     shares outstanding (Note 1)                       2,133,939      2,000,000
                                                     ===========    ===========


See Notes to the Financial Statements.

                                              F-4

                                      PAWNBROKERS EXCHANGE, INC.
                                     (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   Period from July 9, 1997 (date of inception) to December 31, 1999


                                                                                                 Deficit
                                                                                               Accumulated
                                                                          Common Stock           During
                                                                    ------------------------   Development
                                                                      Shares        Amount        Stage
                                                                    ----------    ----------   ----------
Balances at July 9, 1997                                                     0    $        0   $        0
   Sale of common stock at $.025 per share 8/15/97                   2,000,000        50,020
   Net loss for period                                                                            (38,041)
                                                                    ----------    ----------   ----------

Balances at December 31, 1997                                        2,000,000        50,020      (38,041)
   Sale of common stock at $1.00 per share July through October         95,300        95,300
   Capital raising costs                                                              (7,926)
   Net loss for year                                                                              (67,874)
                                                                    ----------    ----------   ----------

Balances at December 31, 1998                                        2,095,300       137,394     (105,915)
   Sale of common stock at $1.00 per share February through April       53,700        53,978
   Net loss for year                                                                              (71,232)
                                                                    ----------    ----------   ----------

Balances at December 31, 1999                                        2,149,000    $  191,372   $ (177,147)
                                                                    ==========    ==========   ==========




See Notes to the Financial Statements.

                                                  F-5

                                  PAWNBROKERS EXCHANGE, INC.
                                 (A DEVELOPMENT STAGE COMPANY)
                                   STATEMENTS OF CASH FLOWS


                                                                                         Period
                                                                                          from
                                                                    Year Ended           7/9/97
                                                                   December 31,         (Date of
                                                              ----------------------  inception) to
                                                                 1999         1998       12/31/99
                                                              ---------    ---------    ---------
 OPERATING ACTIVITIES
   Net (loss)                                                 $ (71,232)   $ (67,874)   $(177,147)
   Adjustments to reconcile net (loss) to net cash required
     by operating activities:
       Depreciation                                               7,922        7,397       15,884

   Changes in:
     Prepaid expense                                                  0        7,626            0
     Pawns receivable                                            (5,303)     (18,284)     (28,014)
     Inventory                                                  (15,448)     (37,734)     (60,349)
     Franchise tax payable                                            0            0          100
     Accounts payable and accrued expenses                       17,136       19,336       49,228
                                                              ---------    ---------    ---------

         NET CASH REQUIRED BY OPERATING ACTIVITIES              (66,925)     (89,533)    (200,298)

INVESTING ACTIVITIES
   Purchase of equipment                                         (1,700)      (5,545)     (48,923)
                                                              ---------    ---------    ---------

             NET CASH USED IN INVESTING ACTIVITIES               (1,700)      (5,545)     (48,923)

FINANCING ACTIVITIES
   Stock sold                                                    53,978       87,374      191,372
   Loan                                                          10,000            0       10,000
   Loans - related parties                                            0       62,000      127,000
   Loan repayments - related parties                                  0      (75,000)     (75,000)
                                                              ---------    ---------    ---------

         NET CASH PROVIDED BY FINANCING ACTIVITIES               63,978       74,374      253,372
                                                              ---------    ---------    ---------

                   NET INCREASE (DECREASE) IN CASH               (4,647)     (20,704)       4,151

                       CASH AT BEGINNING OF PERIOD                8,798       29,502            0
                                                              ---------    ---------    ---------

                               CASH AT END OF YEAR            $   4,151    $   8,798    $   4,151
                                                              =========    =========    =========

SUPPLEMENTAL INFORMATION
   Cash paid for:
     Interest                                                 $       0    $   1,000    $   1,000
     Income taxes                                                   100          100          200


See Notes to the Financial Statements.

                                              F-6

                           PAWNBROKERS EXCHANGE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1999, 1998, and 1997

NOTE 1:   SUMMARY OF HISTORY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
--------------------
The Company was incorporated in the State of Utah on July 9, 1997. The Company is engaged in the business of pawnbrokering.

Development Stage Company
-------------------------
The financial statements present the Company as a development stage company because of its short operating history.

Pawns Receivable
----------------
These amounts are collateralized by property of the debtor which has a higher value than the receivable. The Company's experience has been that about 40% of the receivable will not be collected and the Company will convert the collateral to inventory that can be sold for more than the receivable.

Property and Equipment
----------------------
Property and equipment is recorded at cost and is being depreciated over its useful life of five to seven years under the straight-line method. Cost and allowance for depreciation is $48,923 and $(15,884) and $47,223 and $(7,962) at December 31, 1999 and 1998 respectively.

Cash and Cash Equivalents
-------------------------
For financial statement purposes, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Estimates also affect the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Inventory
---------
Inventory consists of items for sale in the normal course of business, and is valued at the lower of cost (first-in, first-out basis) or market. At December 31, 1999, about 25% of the inventory is new and 75% is used, with much of the used inventory consisting of collateral converted to inventory when debtors defaulted on their pawns.

Income Taxes
------------
The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

Revenue Recognition
-------------------
Revenue on retail sales is recognized at the time of sale. Service fee revenue on pawns is recognized when collected due to the high default rate on pawns.

Income (Loss) Per Common Share
------------------------------
Income (Loss) per common share is computed using the weighted average number of common shares outstanding.

NOTE 2:   INCOME TAXES

At December 31, 1999, the Company has a deferred tax asset in the amount of $0. There may be a deferred tax asset, but the amount, if any, cannot be determined at this time. In any event, the amount has been reserved 100% due to the Company's current losses. There is not sufficient basis for recognition of any deferred tax asset at this time.

                           PAWNBROKERS EXCHANGE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998, and 1997


NOTE 2:   INCOME TAXES (continued)

The Company has a net operating loss carryforward which expires as follows:

                                          Federal                 Utah
                                   ---------------------   ---------------------
                                              Expiration             Expiration
                                    Amount       Date       Amount       Date
                                    ------       ----       ------       ----
    Year ended December 31, 1997   $ 38,041   12/31/2012   $ 37,941   12/31/2012
    Year ended December 31, 1998     67,874   12/31/2018     67,774   12/31/2013
    Year ended December 31, 1999     71,232   12/31/2019     71,132   12/31/2014
                                   --------                --------

                                   $177,147                $176,847
                                   ========                ========

NOTE 3:   COMMITMENTS

The Company had a triple net lease through June 30, 1999 on its facility owned by a related entity (owned 50% by the Company's President). The Company exercised its option to renew the lease through June 2001. Monthly lease payments are $3,000. Future minimum lease payments are as follows:

    Year ended December 31, 2000   $36,000
    Year ended December 31, 2001    18,000
                                   -------

                                   $54,000
                                   =======

NOTE 4:   RELATED PARTY TRANSACTIONS

During the year ended December 31, 1999, $36,000 was paid or accrued to a related party for rent and $12,480 was accrued to related parties for interest on loans.

During the year ended December 31, 1998, $36,000 was paid to a related party for rent and $1,000 was paid and $19,470 was accrued to related parties for interest on loans.

During the period ended December 31, 1997, $18,000 was paid to a related party for rent and $1,800 was accrued to related parties for interest on loans.

NOTE 5:   STOCK TRANSACTIONS

In 1999, the Company raised $53,978 from the sale of 53,700 shares of its common stock.

In 1998, the Company raised $95,300 from the sale of 95,300 shares of its common stock.

In 1997, the Company raised $50,020 from four(4) related parties from the sale of its common stock.

NOTE 6:   FUTURE PLANS

The Company intends to sell 250,000 shares of its common stock for $1.00 per share pursuant to a Regulation 504 D offering. 95,300 shares were sold in 1998 and 53,700 shares were sold in 1999.

                           PAWNBROKERS EXCHANGE, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                        December 31, 1999, 1998, and 1997


NOTE 7:   GOING CONCERN ITEMS

The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. At December 31, 1999, the Company has a working capital deficit of $(18,814), an accumulated deficit of $(177,147), and a loss from operations for 1999 of $(71,232). The Company only began operations in December, 1997 and has a substantial need for working capital.

Management feels that loans from related parties will provide sufficient working capital to allow the Company to continue as a going concern in the event the offering described in Note 6 does not provide sufficient working capital.

NOTE 8:   LOAN PAYABLE

In 1999, the Company obtained a $10,000 loan. The demand promissory note bears interest at 10% per year.

NOTE 9:   LOANS PAYABLE - RELATED PARTIES

At December 31, 1999, the Company owes $10,000, $12,000, and $30,000 to three related parties ($10,000, $12,000, and $30,000 in 1998). The loans are due on demand and bear interest at 24% per year. Accrued interest on these loans is $33,750 at December 31, 1999 ($21,270 at December 31, 1998).

NOTE 10:  SEGMENT INFORMATION

Sales for 1999 included about $30,600 ($15,200 in 1998) of service charge income collected on pawns. The balance of the sales is from retail sales.